SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

Health Grades, Inc.

(Name of Subject Company (Issuer))

Mountain Acquisition Corp.

Mountain Merger Sub Corp.

Vestar Capital Partners V, L.P.

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

42218Q102

(CUSIP Number of Class of Securities)

Steven Della Rocca

Mountain Acquisition Corp.

c/o Vestar Capital Partners V, L.P.

245 Park Avenue, 41st Floor

New York, New York 10167

(212) 351-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Michael Movsovich

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$294,000,586.00	$20,962.24

*                 Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 30,534,195 shares of common stock, par value $0.001 per share, at $8.20 per share. The transaction value also includes the aggregate offer price for 3,688,167 shares issuable pursuant to outstanding options with an exercise price less than $8.20 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $8.20 minus such exercise price. The transaction value also includes the aggregate net offer price for 125,000 shares issuable pursuant to a warrant and 1,700,000 shares issuable pursuant to a confidentiality and non-competition agreement with Mr. Kerry R. Hicks, the Chief Executive Officer of Health Grades.

**          Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,962.24	Filing Party:	Mountain Acquisition Corp.
Form or Registration No.:	Schedule TO	Date Filed:	August 10, 2010

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☒   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 10 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by Mountain Merger Sub Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Mountain Acquisition Corp., a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of Health Grades, Inc., a Delaware corporation (“Health Grades”), at a price of $8.20 per share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated August 10, 2010 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Items 1 through 9 and 11

Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby revised as follows:

On September 15, 2010, Health Grades, Inc., a Delaware corporation (the “Company”), Mountain Acquisition Corp., a Delaware corporation (“Parent”), Mountain Merger Sub Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Purchaser”), and Mountain Acquisition Holdings, LLC, a Delaware limited liability company (“Holdings”), entered into Amendment No. 3 (the “Merger Agreement Amendment”) to the Agreement and Plan of Merger among the Company, Parent, Purchaser and Holdings, dated as of July 27, 2010 and amended as of August 9, 2010 and as of September 9, 2010 (as amended, the “Merger Agreement”).  The Merger Agreement Amendment provides for (i) the creation of an independent committee of the Company’s board of directors (the “Independent Committee”) to review, consider, recommend, negotiate and approve any Acquisition Proposal (as defined in the Merger Agreement) received during the pendency of the cash tender offer by Purchaser to acquire all of the shares of the Company’s common stock (the “Offer”); (ii) the extension of the initial expiration of the Offer to 9:00 AM, New York City time, on October 7, 2010, which may be extended for 10 business days if the Company delivers written notice to Parent prior to 12:01 a.m., New York City time, on October 7, 2010 that it has validly received and is considering, in each case in accordance with Section 7.6, an Acquisition Proposal (with each reference in the definition thereof to “15%” replaced with “50.1%”) that the Company Board or the Independent Committee shall have determined in good faith constitutes, or is reasonably likely to result in, a Superior Proposal; (iii) the modification of the Minimum Condition (as defined in the Merger Agreement) to include a requirement that a majority of all outstanding shares not subject to Support Agreements (as defined in the Merger Agreement) be validly tendered and not withdrawn; (iv) the reduction, from $9,550,000 to $7,346,000, of the termination fee which may be required to be paid by the Company to Holdings in the event the Merger Agreement is terminated under certain circumstances; and (v) the reduction from five business days to three business days for written notice to be provided to Parent before the Company may enter into a Superior Proposal (as defined in the Merger Agreement).  The foregoing description of the Merger Agreement Amendment is qualified in its entirety by reference to the Merger Agreement Amendment, which is filed as Exhibit (d)(5) hereto and is incorporated herein by reference.

On September 15, 2010, in connection with the execution of the Merger Agreement Amendment, each of Kerry Hicks, Allen Dodge, Wes Crews and David Hicks, the Company’s President and Chief Executive Officer, Executive Vice President and Chief Financial Officer, Executive Vice President and Chief Operating Officer, and Executive Vice President and Chief Information Officer, respectively (each, a “Stockholder”), entered into an Amendment No. 1 (a “Support Agreement Amendment”) to the Tender and Support Agreement among such Stockholder, Parent, Purchaser and the Company, dated as of July 27, 2010 (as amended, a “Support Agreement”). Pursuant to each Support Agreement Amendment, each Stockholder has agreed to enter into an agreement comparable to such Stockholder’s Support Agreement with respect to any transaction that the Independent Committee determines is a Superior Proposal (as defined in the Merger Agreement) and with respect to which the Company enters into a definitive agreement after terminating the Merger Agreement.  The foregoing description of the Support Agreement Amendments is qualified in its entirety by reference to the form of Support Agreement Amendment, which is filed as Exhibit (d)(6) hereto and is incorporated herein by reference.

On September 15, 2010, counsel for the parties in the actions pending in the Delaware Court of Chancery (the “Court”) captioned Peter P. Weigard v. Hicks, et al., C.A. No. 5732-VCS, and Tove Forgo v. Health Grades, Inc., et al., C.A. No. 5716-VCS (together, the “Cases”) entered into a Memorandum of Understanding (together with the appendices thereto, the “Memorandum”) that sets forth the principal terms of a settlement of the Cases, which would include the dismissal with prejudice of all claims against all of the defendants, including Health Grades, its directors and certain officers named as defendants, Parent, Purchaser, Holdings and Vestar.  The proposed settlement is conditional upon, among other things, the execution of an appropriate stipulation of settlement, consummation of the Merger and final approval of the proposed settlement by the Court.  Pursuant to the terms of the Memorandum, Health Grades, Parent and Purchaser agreed to the extension of the Offer and certain other modifications to the Merger Agreement and the Support Agreements with certain Health Grades executives.  The Memorandum sets forth the terms of the proposed settlement and is filed as Exhibit (a)(14) hereto and is incorporated herein by reference.  None of Health Grades, Parent, Purchaser, Holdings, Vestar or any of the other defendants has admitted wrongdoing of any kind, including but not limited to inadequacies of any disclosure, the materiality of any disclosure that plaintiffs contend should have been made, any breach of any fiduciary duty, or aiding or abetting any of the foregoing.  In addition, the parties agreed to present to the Court a Stipulation of Settlement (the “Stipulation of Settlement”) and any other documentation as may be required in order to obtain approval by the Court of the settlement on behalf of a class of shareholders and the dismissal of the Cases.  The Stipulation of Settlement will include a release of all claims asserted in the Cases against all defendants and their affiliates and agents held by the plaintiffs and class members.  Health Grades anticipates that plaintiffs will petition the Court for an award of attorneys’ fees and expenses.  Health Grades (or its successors or insurer) will pay such an award in an amount approved by the Court.  These attorneys’ fees and expenses will not be deducted from the Offer consideration. If the settlement is not approved or other conditions are not satisfied, Health Grades, Parent, Purchaser, Holdings, Vestar and the other defendants will continue to vigorously defend these actions.

On September 16, 2010, Vestar Capital Partners V, L.P. issued a press release announcing the extension of the Expiration Date execution of the Memorandum, the Merger Agreement Amendment and the Support Agreement Amendments.  The full text of the press release is filed as Exhibit (a)(13) hereto and is incorporated herein by reference.

Item 12.    Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(13)	Press Release of Vestar Capital Partners V, L.P., dated September 16, 2010.

(a)(14)

Memorandum of Understanding, dated as of September 15, 2010, among the parties in the actions pending in the Delaware Court of Chancery captioned Peter P. Weigard v. Hicks, et al., C.A. No. 5732-VCS, and Tove Forgo v. Health Grades, Inc., et al., C.A. No. 5716-VCS (incorporated by reference to Exhibit (a)(5)(I) to the Schedule 14D-9 filed by Health Grades, Inc. with the Securities and Exchange Commission on September 16, 2010).

(d)(5)

Amendment No. 3 to Agreement and Plan of Merger among Health Grades, Inc., Mountain Acquisition Corp., Mountain Merger Sub Corp., and Mountain Acquisition Holdings, LLC, dated as of September 15, 2010 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on September 16, 2010).

(d)(6)

Form of Amendment No. 1 to Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on September 16, 2010).

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2010

MOUNTAIN MERGER SUB CORP.

	By:	/s/ STEVEN DELLA ROCCA
	Name:	Steven Della Rocca
	Title:	Secretary

MOUNTAIN ACQUISITION CORP.

	By:	/s/ STEVEN DELLA ROCCA
	Name:	Steven Della Rocca
	Title:	Secretary

VESTAR CAPITAL PARTNERS V, L.P.

By: Vestar Associates V, L.P.,
its General Partner

By: Vestar Managers V Ltd., its General Partner

	By:	/s/ BRIAN P. SCHWARTZ
	Name:	Brian P. Schwartz
	Title:	Authorized Signatory

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 10, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)

Joint Press Release of Health Grades, Inc. and Vestar Capital Partners V, L.P., dated July 28, 2010 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Mountain Merger Sub Corp. with the Securities and Exchange Commission on July 29, 2010).*

(a)(1)(G)	Summary Advertisement as published on August 10, 2010.*

(a)(5)	Class Action Complaint and Jury Demand dated July 30, 2010 (Reginald W. Harris v. Vestar Capital Partners V, L.P. et al.).*

(a)(6)	Class Action Complaint and Jury Demand dated August 4, 2010 (Medford Bragg v. Vestar Capital Partners V, L.P. et al.).*

(a)(7)	Press Release of Affiliates of Vestar Capital Partners V, L.P., dated August 10, 2010.*

(a)(8)	Verified Class Action Complaint dated August 12, 2010 (Tove Forgo v. Health Grades, Inc. et. al.).*

(a)(9)	Verified Class Action Complaint for Breach of Fiduciary Duty dated August 16, 2010 (Peter P. Weigard v. Kerry Hicks, et. al.).*

(a)(10)	Shareholder Class Action Complaint and Jury Demand dated August 17, 2010 (Sarah E. Tomsky v. Health Grades, Inc., et. al.).*

(a)(11)

Transcript From September 3, 2010 Hearing Containing the Court’s Ruling on Plaintiffs’ Motion for Preliminary Injunction, In re Health Grades, Inc. Shareholders Litigation, Consolidated C.A. No. 5716-VCS (pending in the Delaware Court of Chancery) (incorporated by reference to Exhibit (a)(5)(F) to the amendment to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Health Grades, Inc. with the Securities and Exchange Commission on September 7, 2010).*

(a)(12)

Joint Press Release of Health Grades, Inc. and Vestar Capital Partners V, L.P., dated September 10, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on September 10, 2010).*

(a)(13)	Press Release of Vestar Capital Partners V, L.P., dated September 16, 2010.

(a)(14)

Memorandum of Understanding, dated as of September 15, 2010, among the parties in the actions pending in the Delaware Court of Chancery captioned Peter P. Weigard v. Hicks, et al., C.A. No. 5732-VCS, and Tove Forgo v. Health Grades, Inc., et al., C.A. No. 5716-VCS (incorporated by reference to Exhibit (a)(5)(I) to the Schedule 14D-9 filed by Health Grades, Inc. with the Securities and Exchange Commission on September 16, 2010).

(b)(1)	Equity Financing Commitment, dated July 27, 2010.*

(b)(2)	Loan and Security Agreement, dated November 9, 2007.†*

(b)(3)	Third-Party Security Agreement, dated November 9, 2007.†*

(b)(4)	Promissory Note, dated November 9, 2007.†*

(d)(1)

Agreement and Plan of Merger, dated as of July 27, 2010, by and among Mountain Acquisition Corp., Mountain Merger Sub Corp., Mountain Acquisition Holdings, LLC and Health Grades, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on July 28, 2010).*

(d)(2)

Amendment to the Agreement and Plan of Merger, dated as of August 9, 2010, by and among Mountain Acquisition Corp., Mountain Merger Sub Corp., Mountain Acquisition Holdings, LLC and Health Grades, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on August 9, 2010).*

(d)(3)

Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on July 28, 2010).*

(d)(4)

Amendment No. 2 to Agreement and Plan of Merger among Health Grades, Inc., Mountain Acquisition Corp., Mountain Merger Sub Corp., and Mountain Acquisition Holdings, LLC, dated as of September 9, 2010 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on September 10, 2010).*

(d)(5)

Amendment No. 3 to Agreement and Plan of Merger among Health Grades, Inc., Mountain Acquisition Corp., Mountain Merger Sub Corp., and Mountain Acquisition Holdings, LLC, dated as of September 15, 2010 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on September 16, 2010).

(d)(6)

Form of Amendment No. 1 to Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on September 16, 2010).

*                                         Previously filed.

†                                          The name of the bank has not been made public pursuant to the instruction to Item 1007(d) of Regulation M-A.